Michaels Stores, Inc.

8000 Bent Branch Drive

Irving, Texas 75063

December 20, 2013

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Lilyanna L. Peyser, Staff Attorney Donna Di Silvio, Staff Accountant
Re:	Michaels Stores, Inc. — Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-180473)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Michaels Stores, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-180473), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 30, 2012.

The Company has determined not to pursue the initial public offering to which the Registration Statement relates due to a reorganization that the Company and its affiliates undertook in July 2013, pursuant to which it created an indirect parent holding company, The Michaels Companies, Inc.. The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of The Michaels Companies, Inc., the indirect parent of the Company, to be offset against the filing fee for any future registration statement or registration statements The Michaels Companies, Inc. may file with the Commission.

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at Michaels Stores, Inc., Attention Charles M. Sonsteby, 8000 Bent Branch Drive, Irving, TX 75063, facsimile number (972) 409-1901, with a copy to the Company’s counsel, Ropes & Gray LLP, Attention: David Fine, Prudential Tower, 800 Boylston Street, Boston, MA 02199, facsimile number (617) 235-0030.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email David Fine at (617) 951-7473 or david.fine@ropesgray.com.

Sincerely,

Michaels Stores, Inc.

/s/ Charles M. Sonsteby
Name:	Charles M. Sonsteby
Title:	Chief Administrative Officer & Chief Financial Officer

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